LA CABEZA – 2005 PROPOSED DRILLING PROGRAMMES

Martín Zapata 445, Mendoza, cp5500, Argentina

Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

Exeter Resource Corporation (Argentina), La Cabeza

PROPOSED 2005 DRILLING PROGRAMMES

JUNE, 2005

M. T. Williams

EXECUTIVE SUMMARY

This report details the proposed drilling programmes for the La Cabeza Gold Project, for the period July to December, 2005.

A total of 583 drill holes totaling 13,952 metres are proposed to be drilled in less than five months, at a total cost of US$ 1,260,000.

Six main programmes are proposed and can be summarised as follows:

1.

Continuation of the Stage 1 Bedrock Sampling Programme

Stage 1 – 100 x 100 m drilling over sand-covered areas near the La Cabeza Deposits

215 drill holes are proposed; totaling 2150 metres.

2.

Commencement of the Stage 2 Bedrock Sampling Programme (Follow-up to Stage 1)

Stage 2 – Follow-up to Stage 1 drilling and testing of conceptual targets.

249 drill holes are proposed; totaling 2670 metres.

3.

Deposit Definition Drilling

Additional drilling is proposed to increase the resource confidence at the four main deposits; Cuello, Luna, Ojo and Mandibula. The primary aim is to provide additional Indicated Resources for future financial studies of the deposits.

55 drill holes are proposed; totaling 5236 metres (includes 3526 m RC percussion drilling and 1710 m of diamond coring).

4.

New/Old Prospect Drilling

Additional drilling is proposed to increase the resource confidence or provide new resource figures at the following prospects; Cuello East, Mercedes, Labio South, Labio West and Labio East. The primary aim is to provide Indicated Resources for future financial studies of the prospects.

41 drill holes are proposed; totaling 2320 metres (includes 1860 m RC percussion drilling and 460 m of diamond coring).

5.

Exploratory Drilling

Exploratory drilling is proposed to test conceptual targets and extensions to known �mineralization at; Cuello North, Cuello South and Falla Escondida.

15 drill holes are proposed; totaling 1080 metres.

6.

Diamond Drill Hole Twins of RC Percussion Holes

A programme of diamond drill hole twins of RC percussion drill holes is proposed to further assess the quality of the RC samples, at the Cuello, Luna, Ojo and Mandibula deposits.

8 drill holes are proposed; totaling 496 metres.

The initial Stage 1 and the follow-up Stage 2 bedrock sampling drilling will be mixed so as to ensure the earliest identification of mineralised zones for later conventional testing.

The RC percussion and diamond drilling programmes are aimed primarily to increase the resource confidence of the known deposits/prospects as well as testing extensions to known mineralisation and conceptual targets.

The order of drilling has been designed so as to be able to redo the resource interpolations of each deposit to ensure that the maximum amount of resource is converted to Indicated Mineral Resource status. Additional drilling will be proposed:

•

For selected deposits, if the present programme fails to convert all of the necessary Inferred Mineral Resources to the Indicated category.

•

If the testing of extensions of known mineralisation or the conceptual targets proves successful.

•

If additional targets arise from the bedrock sampling programme.

Therefore resource re-estimation will be a continual process during the drill programmes.

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LA CABEZA – 2005 PROPOSED DRILLING PROGRAMMES

TABLE OF CONTENTS

EXECUTIVE SUMMARY		i

TABLE OF CONTENTS		iii

1.0	BEDROCK SAMPLING PROGRAMME	1

2.0	RC PERCUSSION & DIAMOND DRILLING	4

2.1	Introduction	4

2.2	Deposit Definition Drilling	4

2.2.1	Cuello	4
2.2.2	Luna	5
2.2.3	Ojo	5
2.2.4	Mandibula	6

2.3	New/Old Prospect Drilling	6

2.3.1	Cuello East	6
2.3.2	Mercedes	7
2.3.3	Labio South	8
2.3.4	Labio West	8
2.3.5	Labio East	8
2.3.6	Luna Southeast “En Echelon” Zone	9

2.4	Exploratory Drilling	10

2.4.1	Cuello North	10
2.4.2	Cuello South	11
2.4.3	Falla Escondida	11

2.5	Diamond Drill Hole Twins of RC Percussion Holes	11

2.6	Summary of Drilling & Proposed Drilling Order	12

3.0	GEOLOGICAL MAPPING	13

4.0	GEOCHEMICAL SAMPLING	13

5.0	BUDGET	14

6.0	SUMMARY & CONCLUSIONS	14

APPENDIX 1                 2005 BUDGET SPREADSHEETS

1.0

BEDROCK SAMPLING PROGRAMME

Continuation of the two stage RC percussion drilling bedrock sampling programme is proposed.

The aim of the Stage 1 programme is to test sand-covered areas between and peripheral to known prospects to provide geological information for the compilation of the solid geology map and to provide preliminary geochemical data. Stage 2 traverse-based bedrock sampling as both follow-up to anomalous geochemical results and conceptual geological targets (based on the final compilation of the solid geology map) was to follow, however it is proposed in this report that a “leap-frog” style campaign be performed that will continuously provide a combination of Stage 1 and Stage 2 drilling to ensure the earliest identification of �tilized�ed zones.

A total of 89 drill holes for a total of 1381.5 metres were previously drilled as part of the Stage 1 Programme in February and March of 2005, before the drill rig relocated to Exeter’s Patagonia Project. This drilling programme was previously proposed as a Rotary Air Blast (RAB) programme; however blade bits failed to recover a sample of bedrock due to the lack of significant weathering and hardness. RC percussion drilling was �tilized to obtain a one to three metre sample of the bedrock in each hole, using a 5” hammer bit through cover up to 27 metres thick.

Initially an approximate 500 hole Stage 1 programme totaling 5000 metres, and an approximate 300 hole Stage 2 programme totaling 3000 metres was proposed. The total number of drill holes actually required for the Stage 2 follow-up programme will obviously be dependent on the results of that of Stage 1.

The proposed order of drilling is as follows:

1.

Luna South Follow-up

This entails initially drilling the area at 50 x 50 metres centers over the previous holes LCBRS-68(1) 69 and 70, which previously returned assays of 0.3 g/t Au, 0.6 g/t Au and 0.8 g/t Au, respectively. More geological data is required to resolve the area prior to detailed traverse drilling.

A total of 18 holes are proposed for an estimated total of 360 metres.

2.

Ojo South Follow-up

This entails seven lines, 25 metres apart, orientated parallel to the Ojo Drilling Grid, with holes every 10 metres, to follow-up on the quartzite hosted mineralized�on intersected in LCP-142 (9 m @ 2.0 g/t Au, from 2 metres), and the mineralized Ifp intersected in LCBRS-29 (3 m @ 0.3 g/t Au). This area is complicated by faulting and several Ifp dykes and initially bed rock sampling will assist in delineating the area prior to conventional RC percussion follow-up.

A total of 61 holes are proposed for an estimated total of 610 metres.

3.

Ojo Southeast Follow-up

This entails seven lines, 25 metres apart, orientated parallel to the Ojo Drilling Grid, with holes every 10 metres, to follow-up on the mineralisation intersected in LCP-139 (9 m @ 3.5 g/t Au, from surface, and 3 m @ 1.1 g/t Au, from 12 metres), and in LCP-137 (12 m @ 1.9 g/t Au, from 6 metres).

A total of 39 holes are proposed for an estimated total of 390 metres.

(1) To avoid future confusion it is proposed to change the existing drill hole designation from LCRAB-# to LCBRS-#, where LCBRS represents La Cabeza BedRock Sample. This new naming system will apply to all future drill holes.

4.

Northeast corner Stage 1

From the original programme, this entails 40 drill holes drilled on a 100 x 100 metre pattern, for an estimated total of 400 metres. This will provide the initial holes to test both the Luna southwest anomaly and the potential alluvial gold to the north of Luna.

5.

South Luna Stage 1

From the original programme, this entails 19 drill holes drilled on a 100 x 100 metre pattern, for an estimated total of 190 metres.

6.

Falla Escondida Delineation Follow-up

This entails approximately ten lines, 50 metres apart, orientated east-west with holes every 10 metres over the interpreted position of the Falla Escondida. More detailed positioning of this fault will allow future siting of conventional RC percussion holes to test for Cuello-style �ineralization associated with this structure.

A total of 50 holes are proposed for an estimated total of 500 metres.

7.

Cuello South Follow-up

This entails four lines, 50 metres apart, orientated east-west with holes every 10 metres to identify the position of the favourable Cuello structure south of the last known section, to allow future siting of conventional RC percussion holes to test for the southern extension of the Cuello deposit.

A total of 20 holes are proposed for an estimated total of 200 metres.

8.

Luna LAG Anomaly Testing

This entails one line, orientated east-west from LCP-19 with holes every 50 metres for 500 metres. The Lag Au anomaly located in 1998, with maximum values 150 and 960 ppb Au, is located northeast of the Luna ridge. The area is coincident with a colluvium covered topographic low rimmed by low hills of variably hornfelsed siltstones and crystal sandstones,  the main drainage outflow from Luna passes through the area. A strong NNW trending IP feature is coincident with the Lag anomaly. The IP is interpreted as a contact between siltstones and possibly quartzites or felsic volcanics, the siltstones were intercepted in LCP-19. The Lag anomaly is considered to be associated with the drainage outflow from Luna and not a bedrock source; a single traverse will test this interpretation and explain the IP feature. The colluvial sections of the holes will be analyzed for alluvial gold potential.

A total of 11 holes are proposed for an estimated total of 110 metres.

9.

Northwest corner Stage 1

From the original programme, this entails 48 drill holes drilled on a 100 x 100 metre pattern, for an estimated total of 480 metres.

10.

Plant Site “Stage 1”

This entails approximately three lines, 50 metres apart, orientated east-west with holes every 50 metres to provide initial geological and geochemical information.

A total of approximately 20 holes are proposed for an estimated total of 200 metres.

11.

West and Southwest Stage 1

From the original programme, this entails 75 drill holes drilled on a 100 x 100 metre pattern, for an estimated total of 750 metres.

12.

North Luna Alluvial Au Potential Follow-up

Assuming positive results from Step 4 above, this will entail ~30 additional holes, potentially drilled on an initial 50 x 50 metre pattern, for an estimated total of 300 metres.

13.

South Stage 1

From the original programme, this entails 33 drill holes drilled on a 100 x 100 metre pattern, for an estimated total of 330 metres.

14.

Luna South Follow-up

Following successful delineation of the Luna South area (see Step 1) the following drilling is proposed for budgetary purposes. This will entail approximately seven lines, 50 metres apart, with holes every 10 metres over the previous holes LCBRS-68, 69 and 70, which previously returned assays of 0.3 g/t Au, 0.6 g/t Au and 0.8 g/t Au, respectively.

A total of 74 holes are proposed for an estimated total of 1480 metres.

In summary:

	No. Holes	Metres
STAGE 1	215	2150
STAGE 2 (Follow-up)	249	2670

TOTAL	464	4820

Using an estimate of 115 metres drilling per day, based on the February and March bedrock sampling programme, the future proposed drilling will take approximately 42 days. However, a new drill rig from Australia will complete the drilling and it is thought that a higher daily rate will be achieved. Therefore the figure of 42 days can be considered a maximum time.

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LA CABEZA – 2005 PROPOSED DRILLING PROGRAMMES

2.0

RC PERCUSSION & DIAMOND DRILLING

2.1

Introduction

A total of 86 holes, totaling 8,016 metres are proposed to:

1.

Increase the resource confidence at the four main deposits; Cuello, Luna, Ojo and Mandibula

2.

Further define the prospects Mercedes, Labio South, Labio West and Labio East, with the aim to providing Indicated Mineral Resources for each.

3.

Test for extensions to known mineralisation and conceptual targets

The locations of all of the proposed drill holes have been plotted on plans and sections held at the La Cabeza field office.

2.2

Deposit Definition Drilling

2.2.1

Cuello

A total of 16 drill holes are proposed for the Cuello and Cuello West Deposits to increase the resource confidence in areas that are either presently classified as Inferred or Exploratory, as detailed in the following table. The holes are not listed in order of priority (see section 3.5).

The proposed total of 320 metres of HQ diamond drilling can be considered a minimum figure as the true total will be dependent on how many RC percussion drill holes intersect water and require changing to diamond drilling to provide a representative quality sample.

2.2.2

Luna

A total of 10 drill holes are proposed for the Luna Deposit to increase the resource confidence in areas that are either presently classified as Inferred or Exploratory, as detailed in the following table. The holes are not listed in order of priority (see section 3.5).

The proposed total of 180 metres of HQ diamond drilling can be considered a minimum figure as the true total will be dependent on how many RC percussion drill holes intersect water and require changing to diamond drilling to provide a representative quality sample.

Exact hole collars will be established after results of rock chip geochemistry and the practicalities of pad construction have been taken into consideration.

2.2.3

Ojo

A total of 16 drill holes are proposed for the Ojo Deposit to increase the resource confidence in areas that are either presently classified as Inferred or Exploratory, as detailed in the following table. The holes are not listed in order of priority (see section 3.5).

The proposed total of 720 metres of HQ diamond drilling can be considered a minimum figure as the true total will be dependent on how many RC percussion drill holes intersect water and require changing to diamond drilling to provide a representative quality sample.

Exact hole collars will be established after results of rock chip geochemistry and the practicalities of pad construction have been taken into consideration.

2.2.4

Mandibula

A total of 13 drill holes are proposed for the Mandibula Deposit to increase the resource confidence in areas that are either presently classified as Inferred or Exploratory, as detailed in the following table. The holes are not listed in order of priority (see section 3.5).

The proposed total of 490 metres of HQ diamond drilling can be considered a minimum figure as the true total will be dependent on how many RC percussion drill holes intersect water and require changing to diamond drilling to provide a representative quality sample.

Exact hole collars will be established after results of rock chip geochemistry and the practicalities of pad construction have been taken into consideration.

2.3

New/Old Prospect Drilling

2.3.1

Cuello East

Cuello East can be divided into two zones; a northern zone that is north of the east-west trending IFp dyke at the camp, and the main southern zone south of this dyke, as detailed below:

1.

North of EW trending IFp dyke.

CE_5983791a: A 100 metre deep RC percussion hole to test the down dip potential of the mineralisation intersected in LCP-143 (9 m @ 5.5 g/t Au from 8 m, and 3 m @ 2.3 g/t Au from 29 m). The strike potential of this zone is less than 25 metres at surface, however unknown at depth. Final collar position will determine the angle of this hole, however it will be drilled towards the west (270oT)

2.

South of EW trending IFp dyke.

LCD-06 ext:

Based on the length of LCD-06 (TD: 78.2 m) and the surface dip of the main Cuello East vein, this hole failed to reach the target depth (no anomalous gold intersection). It is proposed to extend this hole by 40 metres to test the main vein at depth.

LCD-24 ext:

It is uncertain as to whether LCD-24 intersected the main vein (anomalous gold – 6 m @ 1.28 g/t Au from 123 m), and should therefore be extended an additional 30 metres from the original TD of 138 m.

CE_10410a:

A 60 metre deep RC percussion hole is proposed from the existing LCP-144 site, where this hole drilled towards 270oT and entered the EW trending IFp barren dyke. The new proposed hole will be angled at -55o and drilled towards 225oT to avoid the dyke and test the main Cuello East vein.

CE_10355a:

A 70 metre deep diamond drill hole is proposed to test the main Cuello East vein on approximately section 10355N. The ideal location is a hole angled towards the west at ~40 metres west of LCD-24, however access restrictions may require this hole to be drilled on the western side of the main vein and drilled towards the east.

CE_10255a:

A 120 metre deep RC percussion hole is proposed to test the main Cuello East vein and mineralised veining further to the west of the main vein, on approximately section 10255N. The hole will located approximately 25 m west of LCD-22 (3 m @ 5.85 g/t Au from 64 m and 2 m @ 1.33 g/t Au from 192 m). The final angle and direction of the hole will depend on the available site positioning.

CE_10255b:

A 70 metre deep RC percussion hole is proposed to test the main Cuello East vein and mineralised veining further to the west of the main vein, on approximately section 10255N. The hole will be located approximately 50 m west of LCD-22 (see above). The final angle and direction of the hole will depend on the available site positioning.

CE_10305a:

A 120 metre deep RC percussion hole is proposed to test the main Cuello East vein and mineralised veining further to the west of the main vein, on approximately section 10305N. This hole will be sited mid-way between the above sections (10255N and 10355N) with the final easting depending on access. The final angle and direction of the hole will depend on the available site positioning.

Additional drilling will depend on the results of the above proposed holes and the coverage, and results, of the channel sampling currently in progress.

2.3.2

Mercedes

Recent surface rock chip sampling results from the Mercedes prospect have demonstrated a mineralised system of approximately 125 metres length. The entire system is potentially closer to 225 metres in length, with LCP-03 drilled at the northern end that intersected 2 m @ 1.24 g/t Au from 32 m. Compilation of all rock chip sampling and detailed mapping is required before designing a programme of drilling, however it can be assumed that at least six 35 metre deep RC percussion drill holes will be proposed, along with two deeper holes, of 70 metres each, to test the depth potential of the better shallower intersections. Therefore a total of 8 drill holes, totaling 350 metres are proposed for budgetary purposes. The aim of the drilling, coupled with future sawn channel sampling will be to derive an Inferred and Indicated Resource for the prospect.

2.3.3

Labio South

Labio South, a zone of widely spaced sheeted veins hosted in VFi and bounded on the eastern side by a massive vein and silicified zone which has developed on the contact with barren VFp (similar to that at Labio East). Only the southern hole LCP-71 has intercepted both vein styles with 36m @ 0.5 g/t Au from 23 m (including 3m @ 1.1 g/t Au from 29 m, and 3m @ 2.1 g/t Au from 50 m). Drill hole LCP-11 located 50 metres north only intercepted the sheeted vein zone with 51 m @ 0.9 g/t Au from 63 m (including 9 m @ 2.5 g/t Au from 78 m, and 6 m @ 2.4 g/t Au from 96 m), where the main eastern vein zone is interpreted to have been cut off by the Don Sixto Breccia on this section. It is proposed that four westerly angled RC percussion holes be drilled as a shallow test of both vein styles after chip sampling and detailed surface geological mapping. There will be access problems for drilling but ~5,983,995N and 5,983,965N are preferable, where the depth of the holes will be collar location dependent but can be assumed to be two at 100 m, and two at 50 m budgetary purposes. The aim of the drilling, coupled with future sawn channel sampling will be to derive an increased Inferred Resource (both in tonnage and gold grade) for the prospect, where the potential for quoting an Indicated Resource will be dependent on drill access.

2.3.4

Labio West

Previous drilling, sampling and mapping at Labio West have defined a 150m long N-S striking quartz-pyrite + adularia vein set and zone of silicification within altered ignimbrite, crystal tuff and fine- grained porphyry (Poltock, et al., 1998). A total of 2 diamond core holes and 3 RC percussion holes were completed on the prospect. Results are summarised below:

LCD-02

2 m @ 2.7 g/t Au from 49 m

2 m @ 1.0 g/t Au from 59 m

8 m @ 2.2 g/t Au from 69 m

LCD-09

No significant results

LCD-19

3 m @ 1.1 g/t Au from 101 m

LCP-12

3 m @ 1.8 g/t Au from 39 m

LCP-15

2 m @ 3.0 g/t Au from 24 m

2 m @ 1.7 g/t Au from 34 m

Additional shallower drilling is proposed to increase the resource confidence. Final positioning of the drill holes will be dependent on future sawn channel sampling and detailed mapping, however for budgetary purposes five RC percussion drill holes and two diamond drill holes, sited 25 metres apart and with an approximate depth of 30 metres each (therefore totaling 210 m) are proposed.

2.3.5

Labio East

Labio East (also the “56 Vein) comprises a N-S trending, steep dipping, colloform-banded epithermal vein up to 3m wide. Initial rockchip sampling of the vein assayed up to 56 g/t Au (hence the name). The vein can be traced over 350 m strike, but it is best developed in the northern 150 m where it is sheared out in the El Labio Shear Zone and associated post mineral dykes. To the south the vein thins and terminates in a late-stage haematitic shear and breccia zone - part of the La Mandibula Shear breccia (Poltock, et al., 1998). A total of 5 diamond core holes plus 5 RC percussion holes were completed on the prospect, testing a zone up to 150 meters below surface. Results are summarised below:

LCD-01

1 m @ 4.3 g/t Au from 32 m.

LCD-05

3 m @ 10.6 g/t Au from 25 m

LCD-12

No significant results

LCD-13

2 m @ 1.0 g/t Au from 76 m

LCD-15

No significant results

LCP-05

1 m @ 1.1 g/t Au from 67 m

2 m @ 1.4 g/t Au from 72 m

2 m @ 2.6 g/t Au from 75 m

1 m @ 1.2 g/t Au from 82 m

LCP-13

3m  @   2.2g/t Au from 12 m

LCP-23

No significant results

LCP-24

6 m @ 7.6 g/t Au from 39 m

2 m @ 1.2 g/t Au from 47 m

3 m @ 4.7 g/t Au from 62 m

2 m @ 2.2 g/t Au from 68 m

LCP-25

No significant results

LCP-37

No significant results

Additional shallower drilling is proposed to increase the resource confidence, particularly providing a shallower higher grade resource. Final positioning of the drill holes will be dependent on future sawn channel sampling and detailed mapping, however for budgetary purposes eight RC percussion drill holes and three diamond drill holes, sited 25 metres apart and with an approximate depth of 30 metres each (therefore totaling 330 m) are proposed.

2.3.6

Luna Southeast “En Echelon” Zone

Drilling is proposed to further detail the area identified as potential for hosting additional Luna east to southeast style mineralisation as intersected previously by LCP-50, LCP-117 and LCP-148, where the system may represent an “en echelon” set of veins (as proposed by R. Poltock). Firstly a westerly dipping 170 metre diamond drill hole on Section 2000 N, is required to test the mineralisation intersected in LCP-50, LCP-117 as well as the deeper mineralisation intersected by LCD-07 and LCP-41. The hole will be collared east of LCP-50.

The holes mentioned above previously intersected:

LCP-50

12 m @ 2.03 g/t Au from 81 m

LCP-117

5 m @ 1.42 g/t Au from 0 m

4 m @ 4.69 g/t Au from 43 m

2 m @ 1.32 g/t Au from 50 m

5 m @ 1.33 g/t Au from 55 m

2 m @ 1.01 g/t Au from 61 m

1 m @ 1.83 g/t Au from 68 m

LCD-07

9.71 m @ 1.51 m g/t Au from 143.0 m

LCP-41

6 m @ 2.48 g/t Au from 90 m

12 m @ 1.61 g/t Au from 135 m

The proposed diamond drill hole will provide orientated drill core thus assisting in determining the strike and dip of the mineralisation and any significant structures. This information will assist in siting the additional drill holes proposed below, with respect to collar and hole dip and direction.

A drill hole is proposed on section 1950 N, east of LCP-148 to further test the mineralisation intersected in this hole and that intersected 50 m north. The final position and dip is dependent on the results of the diamond drill hole proposed at 2000 N, however for budgetary purposes a depth of 100 metres has been used.

Two holes are proposed on section 1900 N, to further test the mineralisation discussed above. The final position and dip is dependent on the results of the diamond drill hole proposed at 2000 N, and at 1950 N, however for budgetary purposes a depth of 50 metres and 100 metres has been used.

A drill hole is proposed on section 1850 N, to further test the mineralisation discussed above. The final position and dip is dependent on the results of the above drilling, however for budgetary purposes a depth of 100 metres has been used.

In summary, a total of five drill holes are proposed, totaling 520 m.

2.4

Exploratory Drilling

2.4.1

Cuello North

Drilling is proposed to test the main Cuello vein north of the east-west trending IFp dyke, requiring holes testing both the hanging and footwall contacts of the north-south IFp dyke. There is no outcrop in this section but potential exists for 150m of vein strike. Drill hole LCP-88 (only significant result was 3 m @ 0.55 g/t Au from 31 m, which is not the main vein) is the only hole in this sector. Proposed holes include;

C10450a:  At 10450N, a westerly dipping shallow test.

C10500a:  At 10500N, a westerly dipping, aiming to intercept the vein position midway between surface and LCP88.

LCP-88 ext: At 10500N, extend drill hole LCP-88 to test the footwall of the IFp dike.

C10550a:  At 10550N, a westerly dipping shallow test.

Therefore it is proposed to drill three holes at 90 m depth each, plus a 30 m extension to LCP-88, totaling 300 m RC percussion drilling. Initially drilling should be completed on 10500N and if results are negative then the other holes should be postponed.

2.4.2

Cuello South

Following the four proposed bedrock sampling traverses to locate the position of the main Cuello structure, the area will be tested by four RC percussion drill holes. The locations of each hole will be dependent on the results of the bedrock sampling, however for budgetary purposes it can be assumed that each will be approximately 90 metres deep (therefore totaling 360 m).

2.4.3

Falla Escondida

The final determination of the number of drill holes to test the Falla Escondida structure, for Cuello-style mineralisation, will be dependent on additional bedrock sampling and the compilation of that data and resultant interpretation. However for budgetary purposes, seven RC percussion drill holes are proposed to test the 700 metre strike of the structure (therefore drill holes initially every 100 metres), with relatively shallow holes of 60 m deep each (therefore a total of 420 m).

2.5

Diamond Drill Hole Twins of RC Percussion Holes

A programme of diamond drill hole twins of RC percussion drill holes is proposed to further assess the quality of the RC samples. A total of eight HQ diamond drill holes are planned to be drilled immediately adjacent to the following holes:

DEPOSIT	HOLE	DEPTH
Cuello	LCP-17	35 m
Cuello West	LCP-30	60 m
Luna	LCP-120	40 m
Ojo	LCP-73	90 m
Ojo	LCP-106	52 m
Ojo	LCP-116	65 m
Mandibula	LCP-134	85 m
Mandibula	LCP-07	85 m
TOTAL		496 m

The new holes should be sited no further than one (1) metre away from each RC hole. The results of the diamond drilling will be directly compared to the existing RC samples and a decision will then be made as to whether additional twins are required.

With respect to timing; the twinned holes will be drilled as part of the deposit definition drilling.

2.6

Summary of Drilling & Proposed Drilling Order

The following table summarises the proposed drill holes and the order of drilling:

PROSPECT	No. HOLES	DEPTH/EXT RC	DEPTH/EXT DD	DEPTH/EXT TOTAL
Cuello & Cuello West	16	1480	320	1800
Cuello East	8	470	140	610
Cuello North	4	300	0	300
Mercedes	8	350	0	350
Luna SE “En Echelon”	5	350	170	520
Ojo	16	575	720	1295
Labio South	2	300	0	300
Labio West	7	150	60	210
Labio East	11	240	90	330
Cuello South	4	360	0	360
Falla Escondida	7	420	0	420
Mandibula	13	820	490	1310
Luna	10	651	180	831
Twins	8	0	496	496
TOTAL	119	6466	2666	9132

Where the emphasis on drilling at the Cuello Deposit will commence with the shallower RC percussion drill holes, delaying the diamond drilling for as long as possible, until the arrival of a specific diamond drill rig.

Where the following table summarises the number of holes and meterage by programme:

PROGRAMME	No. HOLES	DEPTH/EXT RC	DEPTH/EXT DD	DEPTH/EXT TOTAL
Deposit Definition Drilling	55	3526	1710	5236
New/Old Prospect Drilling	41	1860	460	2320
Exploratory Drilling	15	1080	0	1080
Twins	8	0	496	496

TOTAL	119	6466	2666	9132

Assuming a minimum of 60 metres of RC percussion drilling per day (single day shift), then a maximum of 3½ months will be required to complete all three programmes based on one drill rig.

Assuming a minimum of 10 metres of diamond coring per shift, with two shifts per day (a day shift and a night shift), then a maximum of 4½ months will be required to complete the two programmes based on a single drill rig. A small KL-10 will be utilised to drill “access difficult” drill holes, and will hopefully be replaced by a larger Boyles 37 rig towards the end of July. The UDR 650 will also be utilised to drill HQ core when required.

3.0

GEOLOGICAL MAPPING

Detailed mapping is currently in progress, principally at the Mercedes, Cuello East, Labio South, Labio West and Labio East prospects.

On completion of various stages of the bedrock sampling programmes the Solid Geology Map will be updated to assist in defining conceptual targets.

Two geologists for two months are included to complete the above work, for budgetary purposes.

4.0

GEOCHEMICAL SAMPLING

Detailed rock chip sampling is currently in progress at Mandibula, Cuello East, Mercedes, Labio South, Labio West and Labio East to highlight areas for future sawn channel sampling. The aim is to complete detailed sawn channel sampling (be it new or infill) over all of the deposits to provide significantly more sampling to be used in future resource interpolation updates.

For budgetary purposes this geochemical sampling is estimated to take three months, utilising three pairs of local technicians with one supervisory geologist.

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LA CABEZA – 2005 PROPOSED DRILLING PROGRAMMES

5.0

BUDGET

A budget of US$ 1,260,000 is proposed to complete all of the necessary works outlined in this report. A summary follows:

The budget does not include estimated costs for Community Relations programmes or Environmental Monitoring. These will be addressed in a future report.

6.0

SUMMARY & CONCLUSIONS

In summary a total of 583 drill holes totaling 13,952 metres are proposed to be drilled in less than five months, at a total cost of US$ 1,260,000.

The initial Stage 1 and the follow-up Stage 2 bedrock sampling drilling will be mixed so as to ensure the earliest identification of mineralised zones for later conventional testing.

The RC percussion and diamond drilling programmes are aimed primarily to increase the resource confidence of the known deposits/prospects as well as testing extensions to known mineralisation and conceptual targets.

The order of drilling has been designed so as to be able to redo the resource interpolations of each deposit to ensure that the maximum amount of resource is converted to Indicated Mineral Resource status. Additional drilling will be proposed:

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For selected deposits, if the present programme fails to convert all of the necessary Inferred Mineral Resources to the Indicated category.

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If the testing of extensions of known mineralisation or the conceptual targets proves successful.

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If additional targets arise from the bedrock sampling programme.

Therefore resource re-estimation will be a continual process during the drill programmes.

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